EXHIBIT 99.1

Alvotech Announces Closing of Private Debt Financing

REYKJAVIK, Iceland, July 11, 2024 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced the closing of its previously announced senior secured first lien term loan facility (the “Facility”). The closing has allowed Alvotech to refinance outstanding debt obligations, reduce the cost of capital and improve its overall debt maturity profile.

Following the closing of the Facility, which included the settlement of existing debt obligations, Alvotech has a total gross borrowings balance of $1,035 million, and cash balance of $185 million, which includes $18 million of cash on hand, $25 million of restricted cash and estimated net proceeds of $142 million, at the time of close. Available cash will be used to continue advancing Alvotech’s existing development pipeline, and support working capital requirements for ongoing and expected biosimilars launches in the near term.

The Facility financing, for $965 million in aggregate principal amount, matures in June 2029. The first tranche is a first lien $900 million term loan which bears an interest rate of SOFR plus 6.5% per annum. The second tranche is a $65 million first lien, second out term loan, which bears an interest rate of SOFR plus 10.5% per annum.

“We are thrilled to have successfully closed this refinancing transaction, which grants us additional flexibility to advance our long-term growth strategy,” said Joel Morales, Chief Finance Officer of Alvotech. “The recently completed conversion of subordinated convertible bonds into equity also demonstrated strong confidence by our bondholders in Alvotech’s performance and both near term and longer-term opportunities as a leading biosimilars company.”

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech has launched two biosimilars. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, UK and US), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding its ability to comply with the covenants of the Facility and to exercise its rights under the Facility, the expected use of proceeds from the Facility, potential future financings or strategic transactions, Alvotech’s competitive advantages, business prospects and opportunities including product launches, pipeline product development, revenue and diversification, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of revenue, expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (8) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (9) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (10) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (11) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (12) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (13) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (14) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (15) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; (16) Alvotech’s ability to comply with the covenants of the Facility and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com

FOR MORE INFORMATION
Please visit our investor portal, and our website or follow us on social media on LinkedIn, Facebook, Instagram, X and YouTube.